UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For December 2023

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

This Form 6-K is hereby incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File Nos. 333-226490 and 333-259666, and into the Form F-3 Registration Statements File Nos. 333-211065, 333-225789 and 333-262401.

Other Information

On December 7, 2023, Check-Cap Ltd. issued a press release entitled “Leading Independent Proxy Advisory Firm ISS Recommends Check-Cap Shareholders Vote FOR Keystone Dental Business Combination Agreement”. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description

99.1	Press Release, dated December 7, 2023.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

	By:	/s/ Alex Ovadia
	Name:	Alex Ovadia
Date: December 7, 2023	Title:	Chief Executive Officer

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Exhibit 99.1

Leading Independent Proxy Advisory Firm ISS Recommends Check-Cap Shareholders Vote FOR the
Keystone Dental Business Combination Agreement

ISS recommends voting FOR the re-election of Check-Cap’s director nominees and AGAINST the election of the director nominees put forth by Symetryx

ISS recommends approval of the authorization of Check-Cap’s board of directors to effect a reverse share split

ISFIYA, Israel, December 7, 2023 (GLOBE NEWSWIRE) -- Check-Cap Ltd. (the “Company” or “Check-Cap”) (NASDAQ: CHEK) today announced that Institutional Shareholder Services Inc. (“ISS”), a leading independent proxy advisory firm, has recommended that Check-Cap shareholders vote FOR approval of the business combination agreement with Keystone Dental Holdings, Inc. (“Keystone”) at the upcoming Annual General Meeting of Shareholders (“AGM”), scheduled for Monday, December 18, 2023.

Regarding the Keystone merger, ISS stated: “The board appears to have run a thorough, conflict-free process, and appears to have evaluated other alternatives, including liquidation. In addition, there may be an opportunity for CHEK shareholders to recover some additional value from a potential sale of CHEK legacy assets through higher ownership of Keystone. On balance, the proposed transaction appears to present the best alternative given the circumstances. As such, support for the merger is warranted.”

ISS also recommends a vote FOR re-electing Check-Cap’s director nominees and AGAINST the proposed director nominees put forth by Symetryx. In issuing this recommendation, ISS stated, “The uncertainty presented by the dissident, in both how much cash CHEK will have available if an alternative transaction is identified and the timing of how long it will take to run another process, appear to be a less attractive alternative relative to the proposed transaction with Keystone. Given that the proposed transaction warrants support and the dissident has not presented a viable alternative for shareholders, change is not warranted at this time.”

ISS further recommends a vote FOR the proposal to authorize Check-Cap’s board of directors to determine to effect a reverse share split of the Company’s shares at a ratio of between 1-for-2 and 1-for-5. In its recommendation, ISS stated that Check-Cap “has provided sufficient information and there are no apparent concerns regarding the proposed reverse share split. Namely, the reverse split may be necessary to meet the minimum bid initial listing requirement for New Parent. In addition, the company would proportionally reduce the number of authorized shares and the reverse split would not have major adverse effects on the rights of current shareholders. On this basis, support for this item is merited.”

Check-Cap’s board of directors urges shareholders to vote FOR the Keystone business combination agreement, FOR the re-election of Check-Cap’s director nominees, FOR the proposal to authorize the board to determine to effect a reverse share split, and AGAINST Symetryx’s director nominees. For questions or assistance with voting at the AGM, please contact Check-Cap’s proxy solicitor:

Alliance Advisors, LLC
1-833-970-2875
1-973-604-4443 (International)
CHEK@allianceadvisors.com

About Keystone Dental Group

Keystone Dental is a global commercial-stage medical technology company focused on providing end-to-end tooth replacement solutions for dental practitioners. Headquartered in Irvine, California, and with research and development and manufacturing sites in Caesarea, Israel and Melbourne, Australia, Keystone Dental markets its products worldwide. Keystone Dental’s product portfolio includes proprietary offerings such as its innovative implant systems Genesis Active, Molaris™ and Prima Plus™ that offer unique solutions to dental practitioners. In addition, Keystone Dental also offers an attractive dental implant value brand in Paltop, and a well-regarded portfolio of biomaterials mainly sold under the DYNA brand. Keystone Dental acquired Implant Solutions Pty Ltd ("Osteon") in 2021, adding a comprehensive portfolio of prosthetic solutions on implants and digital workflow capabilities, not least of which is the groundbreaking Nexus iOS digital workflow solution for restoring the fully edentulous patient. For more information, refer to www.keystonedental.com.

About Check-Cap

Check-Cap is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC)screening through the introduction of C-Scan®, a screening test designed to detect polyps before they may transform into colorectal cancer and enable early intervention and cancer prevention. C-Scan is an investigational device and is not available for sale in the United States.

About ISS

ISS governance offerings include objective corporate governance research and recommendations, as well as end-to-end proxy voting solutions. Institutional investor clients have long turned to ISS to apply their corporate governance views, identify environmental, social, and governance risk, and manage their complete proxy voting needs on a global basis.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements" about the Company's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site athttp://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Participants in the Solicitation

Check-Cap, Capstone Dental Pubco, Inc. (“New Parent”) and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from the shareholders of Check-Cap in connection with the business combination. Information about Check-Cap's directors and executive officers is set forth in Check-Cap's Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the SEC on March 31, 2023. Information about Keystone Dental's directors and executive officers is set forth in the prospectus filed by New Parent with the SEC as part of a registration statement on Form S-4 on November 13, 2023 in connection with the transaction contemplated under the business combination agreement (the “New Parent Prospectus”). Other information regarding the interests of such individuals, as well as information regarding other persons who may be deemed participants in the business combination, is set forth in the New Parent Prospectus, the proxy statement for the AGM, and other relevant materials filed or submitted with the SEC. Investors, Keystone security holders and Check-Cap security holders and other readers should read the New Parent Prospectus and the proxy statement carefully before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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Investor Contact:

Jeremy Feffer
LifeSci Advisors, LLC
212-915-2568
jfeffer@lifesciadvisors.com